Exhibit 99.3

Cheddar Sports Interview 02.14.19

Host: A few months ago, it was announced that the Black Ridge Acquisition Corp. & Ourgame International Holdings are acquiring Allied Esports & the World Poker Tour to create Allied Esports Entertainment. And joining us now to discuss this new partnership are the soon to be CFO & CEO of Allied Esports Entertainment Ken DeCubellis & Frank Ng. Welcome guys, welcome to the studio.

Frank Ng & Ken DeCubellis: Thank you.

Host: Yeah, we are just excited to have you. So Frank, for those who don’t know, tell us about Allied ESports & the HyperX Esports Arena in Las Vegas.

Frank: Allied Esports Entertainment is a combination of WPT (World Poker Tour) & Allied Esports, our esports company. And Allied Esports is basically an esports entertainment company with a platform that aims to support the gamers community and also the esports industry. We have 3 major pillars to support our platform, the ecosystem that we are creating right now. The first one is the property network and you can see it on the screen. We want to build flagship arenas around the world and then invite affiliates to join us to create a property network around the world, allowing esports events to take place any time, any place. Now this is already happening, we now have a flagship in Vegas. It’s a beautiful facility, last year we did a pilot with Ninja with amazing results, and we also have a couple of locations right now in California, in Oakland, those are affiliates locations, and also Santa Ana. We have five locations in China right now. We just signed a new affiliate member in Australia and we got a couple of mobile arenas, beautiful eighteen wheelers that goes anywhere Nascar, CES, many locations…

Ken: Super Bowl.

Frank: And Super Bowl.

Host: Just dropping that out there, Super Bowl.

Frank: So, that is our first major asset we are building. We have a property network of dedicated esports arenas, because esports starts with offline events. Now with that, then we try to produce content, like what you guys are doing. We produce content, we’ve got studios, this arena basically is a tv studio, we create content and shows that focus more on the entertainment side instead of focusing building a league or team. So we try to come into esports at a different angle. So we create content and then that’s our 2nd pillar. And then, lastly, you know we want to create an internet online solution for gamers, just like a tournament platform. We want to do the next generation tournament platform that allows esports fans to enhance their gaming experiences. So, in a nutshell, that’s the three main things we try to do at Allied Esports.

Host: That’s incredible. Now Ken, what was the impetus for Black Ridge Acquisition of Allied Esports and WPT?

Ken: Well, I’ll tell you the opportunity is so big. There are 2.2 billion gamers globally and the growth rates are incredible. Double digit growth rates in revenue and viewership. And folks don’t realize this, last year there were more folks globally viewing esports than the NHL & NBA combined. So this is a really big opportunity and the group is incredible as well. And for us, too, the three pillars that Frank just discussed, the World Poker Tour, that has been their strategy for 17 years now. So they do the live in-person experiences, they produce content and then they have an online platform. So we’re just going to deploy that same strategy in a much bigger marketplace.

Host: Very Exciting. So what will be AESE’s goals and plans after this merger is fully complete here?

Ken: I’ll start with that Frank and turn it to you. So we’re going to have about $100 million in cash on the balance sheet, so we’re going to build two new flagship arenas: one launching in the middle of 2020 in Europe, and then, in 2021, a new flagship in Asia Pacific. So we want to expand that global property network quickly.

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Frank: And on top of that, we’re focusing on delivering the online solutions that we’re building right now. We’re hoping by Q1 of next year there will be a brand new service that will help the gamer community to play better.

Host: Nice! That’s super exciting, of course. When you speak of the online service, what is, I guess, the model for it here? Because, we’ve seen four other LAN centers, the GG circuit that connects these LAN centers and they are able to compete but there’s no sort of way to enter this platform unless you are actually, physically at a LAN center, right? So how would this be different, what sets this apart?

Frank: I think we try to create, using the tournament platform matching system as the fundamental concept, but because we have poker background, we know tournaments. So we want apply a lot of concepts that have been used by poker in terms of tournament matching with the ultimate goal to reach out to the mass audience. Not just the pro players, because if you go to those matching platforms today, only those that are very good and then they play. (inaudible)

Host: They are very good, right.

Frank: I want to create a subscription-based, millions of people can come in and enjoy and also maybe interact with the streamers, their favorite streamers. So that’s the new experience we are trying to create, there could be funnels, and satellite games that can eventually lead into the subscribers that end up in Vegas playing with their favorite streamers.

Hostess: Well, speaking of streamers, let’s talk about KittyPlays, how did you get her on board?

Frank: We’ve been working on that for a few months.

Hostess: Really?

Frank: Yes.

Hostess: Talk to us about that and the process.

Frank: Well, you know in the past couple of years we have been focusing on building the property network and we did that already. And now we want to utilize those properties, and that’s why this year we will do a lot of content. So we’ve been talking to not just Kitty, we have been talking to a lot of major streamers right now. Kitty is the first one that we announced and we want to create a new format of content. Again it’s a show, entertainment. Talk show, she will still play games with the guests, which is also a headliner. And, we tried this new format and she likes it. And on top of that we are talking to some other headliners, major streamers, sending them to Asia for a tour. There’s a lot of exciting things happening.

Host: Right. So that’s almost interesting, right? You see in the entertainment industry so many rappers, artists, they perform music around the world, they go on these tours. So are you saying that something like that could be en route?

Frank: We’ve got trucks. We have affiliates all over the world. You will expect to see that. That’s why people join us into our property network because I will send these people overseas to challenge the number one streamers, maybe in China.

Host: Wow, yeah, that’s super exciting, honestly, when you talk about streamers becoming superstars. Already, obviously, you see Ninja is a superstar. But it’s like, if you send him around the world, to face off against the best in China, the best in Korea, the best, like, wherever.

Frank: That’s good content.

Host: That’s good content.

Host: Amazing content. And you bring all the fans into this as well, and you can do so much with that.

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Frank: Esports is meant to be global.

Host: Right, inherently the internet enables that global connectivity, so I think it’s just such a good and fundamentally smart idea. I think that makes sense. So when can we expect the merger to be complete? When can we start seeing this action?

Ken: It’s probably going to be the beginning of April, first half of April at this point. And so it’s exciting, we’re ready to launch.

Host: Yeah, that’s super exciting. Of course moving forward from 2019 and 2020, you know, you keyed us in the key things happenings in 2020 and 2021, but are there any other little things we can get out of you while you guys are both here?

Ken: You know we have a lot of strategics we’re speaking to, so there’s potential to announce something that could get into us a different vertical or maybe into a different geographic region, because as Frank said, this esports business is truly global.

Host: Right

Frank: I can tell you, we have been approached by a lot of massive corporations and they have nothing to do with esports or gaming, but they want to get into this because they want to have access to the gamer community.

Host: Of course.

Frank: And this is the best way for them to do it.

Host: It makes sense. Obviously with ESL, we’ve been seeing partnerships with Mercedes, from Origen in Europe, we’ve been seeing partnerships with Audi. We are seeing so many non-endemic sponsorships coming in, so it would be fantastic to see even more enter the space moving forward. Well, thank you both so much for taking the time to come onto the show here. We would love to have you whenever you announce something.

Ken: You should come to the arena and do a remote from Las Vegas and do a special episode.

Host: We’d love to. Obviously, we will be in contact further to make that actually happen. Thank you so much, Ken and Frank.

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